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                              KELLWOOD COMPANY

May 15, 2006

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington. D.C. 20549-0303

Attention:  H. Christopher Owings

     Re: Kellwood Company
         Post-Effective Amendment No. 3 to Registration Statement on Form S-3 on Form S-1 filed on May 15, 2006
         File No. 333-124336
         ----------------------------

Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 333-124336 as thereafter amended (the "Registration Statement"), requests pursuant to Rule 461 of the Securities Act of 1933 that the effective date for the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern time on May 18, 2006, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     o the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KELLWOOD COMPANY



By: /s/ Thomas H. Pollihan
   -----------------------------------------
Name:  Thomas H. Pollihan
Title: Executive Vice President, Secretary and General Counsel